333 S.E. 2nd Avenue

Suite 4100

Miami, Florida 33131

July 20, 2021

Ms. Pam Howell
Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	New Beginnings Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed on July 13, 2021

File No. 333-256137

Dear Ms. Howell:

On behalf of our client, New Beginnings Acquisition Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated July 19, 2021. In connection with such responses, we will be submitting, electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-4 of the Company (File No. 333-256137) (as previously amended, the “Registration Statement”). The Registration Statement, as amended by Amendment No. 3, is referred to as the “Amended Registration Statement”.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

New Beginnings Acquisition Corp.
July 20, 2021

Amended Registration Statement on Form S-4 filed July 13, 2021

General

1.	We note the response to comment two that "while the Business Combination Agreement references finalizing the aggregate stock consideration in addition to the payment spreadsheet, the aggregate stock consideration will be “finalized” by dividing the Company Value (as defined in the Business Combination Agreement as a fixed amount of $682,500,000) by $10.00 per share." However, we continue to note that Section 3.01 of the Business Combination Agreement filed as Annex A states that "as promptly as practicable following the Company’s delivery of the Payment Schedule, the parties shall work together in good faith to finalize the calculation of the Aggregate Stock Consideration and the Payment Spreadsheet." This section also states that "not less than five (5) Business Days prior to the Effective Time, the Company shall deliver to Parent a schedule (the “Payment Spreadsheet”)." Therefore, it appears from the terms of the Business Combination Agreement that such provisions are not finalized to date. As previously requested in comment 1 from our letter dated June 11, 2021, please clarify throughout when such amount will be calculated, how such amount will be calculated and the information in the prospectus that may change as a result, such as the percent of the company post merger to be held by the various shareholders. Please also clarify the "other calculations" set forth in the Payment Spreadsheet.

We respectfully acknowledge the Staff’s comment and have revised our disclosure on pages 8, 25 and 125 through 126 of the Amended Registration to expand upon the other calculations contained in the Payment Spreadsheet and to clarify that Section 3.01 of the Business Combination Agreement, which provides that “As promptly as practicable following the Company’s delivery of the Payment Schedule, the parties shall work together in good faith to finalize the calculation of the Aggregate Stock Consideration and the Payment Spreadsheet,” refers solely to the finalization of (i) the calculation of the Aggregate Stock Consideration, which finalization of the Aggregate Stock Consideration will consist solely of dividing the Company Value (as defined in the Business Combination Agreement as a fixed amount of $682,500,000) by $10.00 per share, (ii) the allocation of the Aggregate Stock Consideration, the MIP Consideration and the New Parent Warrants among the Airspan Stockholders and MIP Participants, as applicable (which allocation will be in accordance with the provisions of the Business Combination Agreement and the Liquidation provisions set forth in the Airspan Charter, based on Airspan’s capitalization as of immediately prior to the Effective Time), (iii) the portion of the Aggregate Stock Consideration available for future awards under the 2021 Plan following the Effective Time, and (iv) the information with respect to the exchange of Company Options into Exchanged Options and Company Restricted Stock into Exchanged Restricted Stock. Additionally, we have amended our disclosure on page 188 of the Amended Registration Statement to highlight information regarding the beneficial ownership of the Post-Combination Company that may change if Airspan were to issue additional shares of Airspan Capital Stock or additional warrants to purchase shares of Airspan Capital Stock, or repurchase or redeem shares of Airspan Capital Stock or warrants to purchase shares of Airspan Capital Stock, prior to Closing.

New Beginnings Acquisition Corp.
July 20, 2021

2.	We partially reissue comment 7. We note that the tax opinion now provides that the transaction "should" be treated as a reorganization. Please revise the disclosure in the risk factor on page 73 and the discussion of U.S. Federal Income Tax Considerations of the Business Combination for Airspan Stockholders on page 153 to clarify the degree of uncertainty in the opinion. For guidance, see Staff Legal Bulletin 19.III.C.4.

We respectfully acknowledge the Staff’s comment and have revised our tax opinion on pages 153 through 154 of the Amended Registration Statement to clarify the degree of uncertainty involved in respect of the satisfaction of the requirement that the fair market value of New Beginnings Common Stock issued in the Merger determined as of the Effective Time equals at least 80% or more of the fair market value of the total consideration issued in connection with the Merger, and the effect of the exercise of appraisal rights by Airspan Stockholders on the satisfaction of such requirement. Corresponding amendments to the disclosure have been made on page 73 of the Amended Registration Statement.

Proposal No. 6 - The NYSE American Proposal, page 177

3.	We note that this proposal includes the shares of common stock to be issued upon conversion of any convertible notes that may be issued. The convertible notes, as discussed on page 146 reflect that the the company is still in negotiations relating to the convertible notes. Please amend the registration statement once the convertible notes are finalized, to clearly disclose the amount and material terms of the convertible notes and file the agreement as an exhibit.

We respectfully acknowledge the Staff’s comment and advise the Staff that, while the material economic terms of the Convertible Notes have been agreed by the parties and are as summarized in the Amended Registration Statement, the negotiations surrounding the full documentation are ongoing and the documents are expected to be finalized no later than seven business days prior to New Beginnings’ special meeting of stockholders. We have amended the disclosure on pages 146 through 147 of the registration statement to state that, upon entry into material definitive contracts related to the Convertible Notes, New Beginnings will file a Current Report on Form 8-K, describing the terms thereof and attaching such material definitive contracts as exhibits to the Form 8-K. If the final terms of the Convertible Notes result in the maximum number of shares of Post-Combination Company common stock issuable upon conversion of the Convertible Notes to exceed 6,164,400 (plus any additional shares of New Beginnings Common Stock which may become issuable under the anti-dilution provisions of the Convertible Notes), New Beginnings will instead file a post-effective amendment to the Amended Registration Statement, updating the disclosure therein. We believe this disclosure provides a comprehensive description relating to the proposed transaction and its impact on New Beginnings.

New Beginnings Acquisition Corp.
July 20, 2021

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Laurie L. Green, Esq. at (954) 768-8232.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Laurie L. Green, Esq.
Laurie L. Green, Esq.

cc: Michael Liebowitz, Chief Executive Officer